Exhibit 99.1

QUARTERLY ACTIVITIES REPORT
For the period ending 30 June 2026
Highlights

Highlights

●   Signed non-binding Memorandums of Understanding to advance the development of Rhyolite Ridge.
●   Received a conditional award from the United States Army for a long-term land lease on the Tooele Army Depot for the purpose of establishing a critical mineral processing facility.
●   Ongoing engagement with U.S. Government and potential strategic partners.
●   Completed pre-feasibility study to produce battery-grade lithium carbonate.
●   Company in a strong financial position through completion of the Strategic Partnering Process, a Final Investment Decision and Early Construction Works.

30 July 2026 – Ioneer Ltd (“Ioneer” or the “Company”) (ASX: INR, Nasdaq: IONR), an emerging U.S. lithium-boron supplier, is pleased to report on its activities for the quarter ending 30 June 2026 (the “June 2026 Quarter”) and provide an update on the development of its 100%-owned Rhyolite Ridge Lithium-Boron Project (“Rhyolite Ridge” or the “Project”).
Bernard Rowe, Ioneer’s Managing Director, said, “The second quarter was one of continued momentum for Ioneer. We are pleased to be working with KIND and Hyundai Engineering to advance Rhyolite Ridge to construction, create American jobs and bring two critical minerals, lithium and boron, to market.”

Government and Strategic Partner Engagement
On 8 July 2026, Ioneer signed non-binding Memorandums of Understanding (each an “MOU”) with the Korea Overseas Infrastructure & Urban Development Corporation ("KIND"), the Republic of Korea’s specialized public institution mandated by the Ministry of Land, Infrastructure and Transport ("MOLIT"), and Hyundai Engineering Co. Ltd. ("Hyundai Engineering"), a leading Korean and international engineering, procurement and construction company, to advance the development of Rhyolite Ridge.
Under the MOUs, KIND is considering making an equity investment in the Project, and Hyundai Engineering is considering the provision of certain procurement-related activities in connection with the Project. The MOUs reflect Rhyolite Ridge's strategic value for both the United States and the Republic of Korea, and its role as a cornerstone of America's efforts to secure a domestic supply of urgently needed critical minerals.

The MOUs are non-binding and do not create legally enforceable obligations on the part of KIND and Hyundai Engineering to invest in or otherwise support the development of Rhyolite Ridge. There can be no certainty that legally binding arrangements will be entered into.
Goldman Sachs & Co. LLC is assisting Ioneer with the strategic partnering process and the process is expected to conclude during the third quarter of 2026.
Rhyolite Ridge Permitting
The Bureau of Land Management (“BLM”) issued a favourable Record of Decision (“ROD”) on 24 October 2024, authorizing the Plan of Operations and completing the National Environmental Policy Act (“NEPA”) process.

On 27 March 2026, the U.S. District Court for the District of Nevada (“U.S. District Court”) upheld the BLM decision to approve the Plan of Operations following a lawsuit brought by the Center for Biological Diversity, Great Basin Resource Watch, and Western Shoshone Defence Project (collectively, the “Plaintiffs”). In its decision, the Court found that the BLM and U.S. Fish and Wildlife Service complied with the Endangered Species Act, Federal Land Policy and Management Act, and National Environmental Policy Act in their review and approval of the Project.

On 9 April 2026, the Plaintiffs filed a notice of appeal of the U.S. District Court’s decision to the United States Court of Appeals for the Ninth Circuit.

The Company is actively participating in the appeal of the U.S. District Court’s decision upholding BLM’s approval of the Project. The Plaintiffs have filed their initial brief. The Company remains confident in its legal position and expects to file its response briefs in September 2026. The timing of the process is outside of the Company’s control; however, a decision is anticipated in mid-2027. The appeal is not expected to delay commencement of construction.

Sales & Marketing
Lithium Market and Price

Lithium markets remain materially stronger to date in 2026 than 2025. There has been a shift in demand from lithium hydroxide to lithium carbonate, driven by cost and performance considerations and reflecting changes in battery chemistry and regional needs. Refined lithium supply is expected to reach 2,681 kt LCE in 2026, up 28% over 2025, but resource supply is projected to grow by only 13%, according to Wood Mackenzie.

Lithium prices rose in Q2 2026, with battery-grade lithium carbonate and lithium hydroxide prices up 14% quarter-over-quarter. Lithium prices are expected to strengthen materially in the early 2030s as the market moves into deficit, which coincides with when Rhyolite Ridge is currently expected to commence production.

Based on Fastmarkets spot prices, the median CIF CJK Asia prices for battery-grade lithium carbonate and lithium hydroxide were slightly lower as of 30 June 2026, at US$19,500/tonne and US$19,250/tonne, respectively, compared with 31 March 2026 prices of US$21,000/tonne and US$20,250/tonne.

2

Boric Acid Market and Price

Ioneer forecasts growth in global demand for boric acid driven by its applications in consumer electronics (Thin Film Transistor display glass substrates), the military (ferroboron and boron carbide) and the construction industry (insulation and ceramics), reaching 1,207 KT/pa in 2026. Current utilization of global capacity is estimated to be 80% and historical data suggests a sustainable utilization rate of 85%. Ioneer forecasts utilization to rise to 88% by 2032, 92% by 2034, 94% by 2036 and to exceed 100% by 2037.
Trade statistics show Asian boric acid prices rose 4-6% in Q1 2026 and continued to slightly increase in Q2 2026 due to higher costs, while US prices remained stable. Prices are likely to rise as demand and capacity tighten.

Environmental, Health, Safety & Sustainability (EHSS) Program
Environmental Regulatory Compliance
Ioneer continues to maintain compliance with the issued State of Nevada Water Pollution Control Permit, Class 2 Air Permit and newly acquired State Reclamation permit. No compliance issues were noted during the June 2026 Quarter and Ioneer continues to report ongoing monitoring and compliance related activities as required under these obligations.
Health & Safety
During the quarter, Ioneer reported no lost time incidents, first aid incidents, or fatalities for Ioneer employees.
Tiehm’s buckwheat
Tiehm’s buckwheat conservation efforts continued at the Company’s dedicated greenhouse in Nevada and the federally approved introduction sites.

Ioneer has successfully completed the first phase of its multi-year Tiehm's buckwheat introduction program. In April 2026, 35 plants were transplanted from the greenhouse to an approved introduction site after receiving all necessary approvals from the BLM and U.S. Fish and Wildlife Service. The plants have demonstrated strong survival and early growth. The Company’s monitoring program is ongoing. Rodent enclosures have been proven effective at protecting the transplanted plants. A second planting of an additional 35 plants and seed previously collected from the greenhouse is scheduled for September 2026.

The Company continues to demonstrate the ability to grow and reproduce Tiehm’s buckwheat while advancing the goals of the Tiehm’s Buckwheat Protection Plan. The continued conservation efforts have created robust populations, while enhancing the redundancy, representation, and resilience of the species.

As outlined in the Tiehm’s buckwheat protection plan, the Company completed its annual demographic and population surveys with initial results indicating robust populations compared to the previous few years of drought conditions. In line with action permitted by the BLM and U.S. Fish and Wildlife Service, Ioneer successfully conducted a seed collection from the wild population.

3

Community & Tribal Nations
Ioneer continues to engage with local communities and Tribal Nations to address any environmental and social concerns and enhance local economic opportunities. Throughout the quarter, Ioneer continued its practice of briefing nearby county commissions and tribal councils to solicit feedback and provide project updates.   Ioneer also was pleased to once again financially support seasonal community activities, such as Tribal Nations festivals, the Nevada Mining Championships and the Fish Lake Valley 4th of July Festival.

Engineering
Ioneer completed a pre-feasibility study for a battery-grade lithium carbonate (Li2CO3) circuit, which confirmed the feasibility to produce battery grade Li2CO3. This work complements the currently planned production of technical grade Li2CO3 and lithium hydroxide as described in the Updated Ore Reserve and Project Economics announced on 13 June 2025, which was followed by further material improvements in project economics announced in September 2025 and October 20251.

In the second half of 2025, Ioneer undertook a coordinated effort to consolidate storage of all Project drill core, coarse reject, and pulp storage at a centralized facility in Reno. This consolidation improved inventory management by establishing a detailed database of available materials, ensuring efficient access for ongoing studies and analysis. As part of this process, Ioneer completed a targeted sampling campaign to address data gaps associated with previously unsampled L6 and S5 stratigraphic units, increasing confidence in the Stream 2 ore for the resource and reserve estimates. In addition, Ioneer identified two stratigraphic zones (S3 and M4) as potential resource horizons that had previously limited analysis. These strata, currently classified as overburden, are set to be mined in order to access the underlying ore. The two zones were sampled and submitted for assay to further evaluate their economic potential.

In total, approximately 8,500 feet of core was split and submitted for analytical testing. The assay results will support additional metallurgical test work to better understand the characteristics, recovery potential, and overall value contribution of these materials to the Project. The results will also be incorporated into future resource modeling efforts and considered as part of the next Mineral Resource and Reserve update to further refine the understanding of the resource extent and geological continuity.

Boron Carbide
Ioneer has engaged Fluor Corporation to prepare a pre-feasibility study to evaluate the feasibility of building a plant to produce defence-grade boron carbide from boron produced at Rhyolite Ridge. The pre-feasibility study is 95% completed and the report is expected to be issued in Q3 2026.

Organic Growth Projects
On 26 June 2026, Ioneer announced the receipt of a conditional award from the United States Army for a long-term land lease on the Tooele Army Depot for the purpose of establishing a facility to produced advanced boron products.

1 See Company announcements titled “Clarification to Ore Reserves and Mineral Resource Estimate” dated 13 June 2025, “Leach Optimization and New Mine Plan Yields Material Improvement in Project Economics” dated 3 September 2025 and “Further Leach Optimization Enhances Project Economics” dated 29 October 2025.

4

In November 2025, the U.S. Government added boron to its list of critical minerals. The United States, including the Department of War, has long recognized boron as essential to national security and energy dominance because boron ceramics (i.e., boron carbide and boron nitride) are essential for military applications, including advanced armour, high-strength permanent magnets, semiconductors and nuclear applications.
Ioneer will be working with the United States Army in the coming months to satisfy conditions of the award and help forge a secure, domestic supply chain for critical minerals that underpin national defence and security.
EcoPro Lithium Clay Project
EcoPro completed its Lithium Clay Research & Development project and a final project report has been prepared, which includes a process flow sheet developed with commercially feasible operating costs.

Corporate Activities
Shelf Prospectus
The Company filed a Form F-3 shelf prospectus with Securities and Exchange Commission on 20 July 2026, which gives Ioneer the ability to issue debt or equity securities in the United States in the future. Ioneer has no current plans to issue securities in the United States and has taken this step solely as a  proactive measure to maintain future strategic flexibility.
Annual General Meeting
The Annual General Meeting was held on 21 May 2026 for the six month period ending 31 December 2025, as part of the transition from a 30 June year-end to a 31 December year-end as approved by the Board of Directors on 25 September 2025.  All resolutions were carried without amendment.

Update to Estimated Project Timeline
Ioneer’s estimated timing* for Rhyolite Ridge is as follows:

Milestone	Targeted timing*	Note
Targeted completion of Strategic Partner process	Q3 2026	The strategic partnering process is ongoing.
Targeted Final Investment Decision	TBA	Dependent on outcomes of Strategic Partnering Process and requirement to refresh Project economics.
Construction	Circa 36 months	Includes supply of long-lead items and construction. Subject to lead times and when orders are placed.
*As of the date of this quarterly, and subject to change.

5

Upcoming Work Program
The work program over the coming months includes:
●
Complete the strategic partnering process for the Rhyolite Ridge Project
●
Make a Final Investment Decision (FID)
●
Prepare for commencement of construction
●
Finalise agreement with Hyundai Engineering to provide procurement services
●
Continue work with Hyundai Engineering to review potential Korean suppliers for the Project
●
Complete the Pre-Feasibility Study (PFS) regarding the boron carbide plant and work with the United States Army to satisfy conditions related to the award received to lease land at the Tooele Army depot
●
Test work confirming economic assessment of selected stratigraphic units currently classified as overburden waste in the mine plan potentially moving into the resource followed by a potential resource update.

ASX Additional Information
The Company provides the following information pursuant to ASX Listing Rule requirements.
1.
ASX LR 5.3.1: Exploration and Evaluation Expenditure during the quarter was US$2.49 million. Details of the exploration activity are set out in this report. A breakdown of the expenditure is shown below:
Expenditure	US$’000
Exploration	0
Engineering	1,270
Environmental	577
Sales & Marketing	127
Other	511
Total	2,485

2.
ASX LR 5.3.2: The Company confirms there were no production or development activities during the quarter.
3.
ASX LR 5.3.5: Related party payments for the quarter totalled US$276,821 comprising salaries and fees for the Company’s executive and non-executive directors. No other payments were made to any related parties of the entity or their associates.
4.
ASX LR 5.3.3: INR confirms that it has not acquired tenements during the quarter (see Appendix 1).
Capital Structure
Total cash and cash equivalents as of 30 June 2026, was US$58.84 million of which 94.2% was held in USD with the balance held in AUD.
6

At the end of the quarter, Ioneer had on issue:
●
3.07 billion ordinary shares, and
●
77.3 million performance rights.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

—ENDS—
Media Contact
Chad Yeftich
Ioneer USA Corporation
Investor Relations (USA) T: +1 775 993 8563 E: ir@ioneer.com
About Ioneer
Ioneer Ltd. is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is one of only a small number of lithium-boron ore deposits globally and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy’s Energy Dominance Finance Program in January 2025. In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020.

Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet Energy & Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors or join our online communities on X, Facebook, LinkedIn, Instagram and YouTube.

Competent Persons Statement
In respect of Mineral Resources and Ore Reserves referred to in this report and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025, released on ASX. Further information regarding the Mineral Resource estimate and Ore Reserve can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.

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In respect of production targets referred to in this report, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025. Further information regarding the production estimates can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.

8

Recent Announcements
The table below lists announcements made by the Company during the quarter.

Date Released	Title
07/04/2026	Change in substantial holding
20/04/2026	Notice of Annual General Meeting/Proxy Form
30/04/2026	March 2026 – Quarterly Activities Report
30/04/2026	March 2026 – Quarterly Cash Flow Report
30/04/2026	March 2026 – Quarterly Activities Report – Correction
30/04/2026	March 2026 – Quarterly Activities Report – Correction
01/05/2026	Change in substantial holding
21/05/2026	2026 AGM – Executive Chairs Address
21/05/2026	2026 AGM – Managing Director Presentation
21/05/2026	2026 AGM – Results of AGM
09/06/2026	Notification regarding unquoted securities – INR
12/06/2026	Change in Director’s Interest Notice – James Calaway
12/06/2026	Change in Director’s Interest Notice – Alan Davies
12/06/2026	Change in Director’s Interest Notice – Margaret Walker
12/06/2026	Change in Director’s Interest Notice – Rose McKinney James
12/06/2026	Change in Director’s Interest Notice – Tim Woodall
23/06/2026	Strategic Letters of Intent with KIND and Hyundai
26/06/2026	Conditional Award from the US Army Received

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Appendix 1 - Schedule of Tenements
ASX listing rule 5.3.3
Country	Project	Tenement ID	Tenement Name	Area (km2)	Interest at beginning of quarter	Interest at end of quarter	Note
USA	Rhyolite Ridge	NMC1117360	SLB claims (199)	15.9	100%	100%	No change
USA	Rhyolite Ridge	NV105809159	SLB claims (18)	1.4	100%	100%	No change
USA	Rhyolite Ridge	NMC1171536	SLM claims (122)	9.6	100%	100%	No change
USA	Rhyolite Ridge	NMC 1179516	RR claims (65)	4.8	100%	100%	No change
USA	Rhyolite Ridge	NV105810398	RR claims (14)	1.1	100%	100%	No change
USA	Rhyolite Ridge	NV105272779	RMS mill sites (23)	0.5	100%	100%	No change
USA	Rhyolite Ridge	NV106354216	RMS mill sites (325)	6.5	100%	100%	No change
USA	Rhyolite Ridge	NMC1147932	SLP claims (120)	9.6	100%	100%	No change
USA	Rhyolite Ridge	NV105272053	PR claims (11)	0.9	100%	100%	No change
USA	Beacon Hill	NMC1118666	NLB claims (160)	12.8	100%	100%	No change
USA	Beacon Hill	NV106310781	NLB claims (41)	3.3	100%	100%	No change
USA	Beacon Hill	NMC 1129523	BH claims (81)	6	100%	100%	No change
USA	Radiator Springs	NV106735396	COB claims (231)	18.5	100%	100%	No change

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Appendix 5B
Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity
ioneer Ltd
ABN	Quarter ended (“current quarter”)
76 098 564 606	June 2026

Consolidated statement of cash flows		Current quarter $US’000	Year to date (6 months) $US’000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	-	-
(a) exploration & evaluation (if expensed)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(683)	(1,353)
	(e) administration and corporate costs	(1,154)	(2,364)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	384	497
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(1,453)	(3,220)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) exploration & evaluation (if capitalised)	(2,485)	(4,542)
	(e) investments	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 5B (01/12/19)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Consolidated statement of cash flows		Current quarter $US’000	Year to date (6 months) $US’000
2.2	Proceeds from the disposal of:	-	-
	(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(2,485)	(4,542)

3.	Cash flows from financing activities	-	50,400
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	(2,290)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(76)	(145)
3.10	Net cash from / (used in) financing activities	(76)	47,965

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	61,863	17,863
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,453)	(3,220)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(2,485)	(4,542)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(76)	47,965

ASX Listing Rules Appendix 5B (01/12/19)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Consolidated statement of cash flows		Current quarter $US’000	Year to date (6 months) $US’000
4.5	Effect of movement in exchange rates on cash held	991	774
4.6	Cash and cash equivalents at end of period	58,840	58,840

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $US’000	Previous quarter $US’000
5.1	Bank balances	11,074	1,749
5.2	Call deposits	47,766	60,114
5.3	Bank overdrafts	-	-
5.4	Other (provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	58,840	61,863

6.	Payments to related parties of the entity and their associates	Current quarter $US'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	277
6.2	Aggregate amount of payments to related parties and their associates included in item 2
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

Directors’ fees – 97.5
Executive salary component of chairman’s fee – 62.5
Wages – 116.8

ASX Listing Rules Appendix 5B (01/12/19)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report

7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$US’000
8.1	Net cash from / (used in) operating activities (Item 1.9)	(1,453)
8.2	Capitalised exploration & evaluation (Item 2.1(d))	(2,485)
8.3	Total relevant outgoings (Item 8.1 + Item 8.2)	(3,938)
8.4	Cash and cash equivalents at quarter end (Item 4.6)	58,840
8.5	Unused finance facilities available at quarter end (Item 7.5)	-
8.6	Total available funding (Item 8.4 + Item 8.5)	58,840
8.7	Estimated quarters of funding available (Item 8.6 divided by Item 8.3)	14.9
8.8	If Item 8.7 is less than 2 quarters, please provide answers to the following questions:

1.	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
Answer: N/A
2.
Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A
3.	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer: N/A

ASX Listing Rules Appendix 5B (01/12/19)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Compliance statement
1
This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2
This statement gives a true and fair view of the matters disclosed.

Date:	30 July 2026

Bernard Rowe – Managing Director
Authorised by:
(Name of body or officer authorising release – see note 4)

Notes
1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.
2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.
3.
Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.
5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (01/12/19)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.